UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Drinks Americas Holdings, Ltd.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

26205U309

(CUSIP Number)

October 16, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26205U309	13G	Page 2 of 5

1.	Names Of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) CP US Income Group, LLC

2.	check the appropriate box if a group		(a) ☐ (b) ☒
3.	sec use only

4.	citizenship or place of organization USA
number of shares beneficially owned by each reporting person with:	5.	sole voting power		100,000,000
	6.	shared voting power		0
	7.	sole dispositive power		100,000,000
	8.	shared dispositive power		0
9.	aggregate amount beneficially owned by each reporting person			100,000,000
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)			☐
11.	percent of class represented by amount in row (9)			9.3%
12.	type of reporting person (See Instructions)		OO

CUSIP No. 26205U309	13G	Page 3 of 5

Item 1.

(a) Name of Issuer:	Drinks Americas Holdings, Ltd.

(b)	Address of Issuer’s Principal Executive Offices:	25 West Easy Street, #306
Simi Valley, CA 93065

Item 2.	Name of Person Filing:

CP US Income Group, LLC

(c)	Address of Principal Business Office or, if none, Residence:	1428 Brickell Ave., Suite 600 Miami, FL 33131

Citizenship:		USA

(d)	Title of Class of Securities:	Common Stock, $0.001 par value per share

(e)	CUSIP Number:	26205U309

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 26205U309	13G	Page 4 of 5
Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	100,000,000

(b)	Percent of class:	9.3%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	100,000,000

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	100,000,000

(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Items 6 – 9.	Not Applicable

CUSIP No. 26205U309	13G	Page 5 of 5

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief,the securities referred above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 16, 2014
Date

BY:	/s/ Giangi Ratto
Giangi Ratto, Managing Member